UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SINO CLEAN ENERGY INC.
________________________________________________________
(Name of Issuer)

Common Stock, $0.001 Par Value
____________________________________
(Title of Class of Securities)

82936G 101
___________________________
(CUSIP Number)

Kevin K. Leung, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
(310) 208-1182
___________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2008
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 82936G 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

		7,500,000 (1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		--
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		7,500,000 (1)
	10	SHARED DISPOSITIVE POWER

		--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.14% (1)
14	TYPE OF REPORTING PERSON*

IN

(1)	Based on approximately 92,181,750 shares of the Company’s common stock deemed outstanding on July 1, 2008.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value of Sino Clean Energy, Inc. (formerly known as China West Coal Energy Inc. and formerly known as Endo Networks, Inc.), a Nevada corporation (the “Company”). The address of the Company’s principal executive office is Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi’an, Shaanxi Province, People’s Republic of China.

Item 2. Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Peng Zhou. The person named in this paragraph is sometimes referred to herein as the “Reporting Person.”

(b)  The Reporting Person’s business address is: Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi’an, Shaanxi Province, People’s Republic of China.

(c)  The Reporting Person is presently a member of the Company’s board of directors, with its principal executive office at Room 2205, Suite A, Zhengxin Bldg., No.5, Gaoxin 1st Road, Gao Xin District, Xi’an, Shaanxi Province, People’s Republic of China.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds and Other Consideration.

On June 30, 2008, the Reporting Person entered into a Securities Purchase Agreement (the “Agreement”), dated as of June 30, 2008, with Sino Clean Energy Inc. (the “Company”) and its wholly owned subsidiary, Hangson Limited (“Hangson”), and Shaanxi Suo’ang New Energy Enterprise Co., Ltd. (“Suo’ang New Energy”). Suo’ang New Energy is the subsidiary of Shaanxi Suo’ang Biological Science & Technology Co., Ltd. (“Suo’ang Biological”), which the Company indirectly controls through Hangson pursuant to certain contractual arrangements between Hangson and Suo’ang Biological. Pursuant to the terms of the Agreement, the Reporting Person transferred his 20% ownership interests in Suo’ang New Energy to Hangson in exchange for 7,500,000 shares (the “Shares”) of the Company’s restricted common stock.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares from an issuance by the Company, pursuant to the Agreement. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In his capacity as a director of the Company, the Reporting Person may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(b)  The powers that the person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Materials to be Filed as Exhibits.

Securities Purchase Agreement dated as of June 30, 2008, by and among Peng Zhou, Sino Clean Energy Inc., Hangson Limited and Shaanxi Suo’ang New Energy Enterprise Co., Ltd., attached hereto as Exhibit A.

[The remained of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2008	/s/ Peng Zhou
Peng Zhou

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (“Agreement”), dated as of June 30, 2008, is by and among Peng Zhou, an individual (“Seller”), Sino Clean Energy Inc., a Nevada corporation (“Sino Clean”), Hangson Limited, a British Virgin Islands company and wholly owned subsidiary of Sino Clean (“Hangson” and together with Hangson, collectively referred to as “Buyer”), and Shaanxi Suo’ang New Energy Enterprise Company Limited, a People’s Republic of China (“PRC”) limited liability company (“Suo’ang New Energy”). Hereinafter, Seller and Buyer may each be referred to individually as a “Party” and collectively as the "Parties." Suo’ang New Energy is made a party to this Agreement for the sole purpose of acknowledging the Agreement.

RECITALS

A. Seller is a member of the board of directors of Sino Clean and the registered owner of twenty percent (20%) of the issued and outstanding equity interests of Suo’ang New Energy (the “Registered Capital”, and this term's meaning shall include any and all forms of ownership interests, regardless of whether such interests are stock, member interests, partnership interests, or any other form of equity).

B. The remaining eighty percent (80%) of the issued and outstanding equity interests of Suo’ang New Energy is owned by and registered to Shaanxi Suoang Biological Science & Technology Co., Ltd., a PRC limited liability company controlled and a variable interest entity of Hangson pursuant to certain contractual arrangements.

C. This Agreement contemplates a transaction in which Buyer will purchase from Seller, and Seller will sell to Buyer, the Registered Capital in exchange for Sino Clean’s issuance of shares of its restricted common stock in accordance with the terms of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1
Definitions

1.1.  Defined Terms.  As used herein, the terms below shall have the following meanings:

"Books and Records" shall mean all records pertaining to the assets, properties, business, operations, accounts, financial condition, customers or suppliers of Suo’ang New Energy.

“Business” shall mean, collectively, the business and operations of the Suo’ang New Energy.

"Closing" has the meaning ascribed in Section 2.2 hereof.

"Closing Date" shall mean the date of the Closing, as defined in Section 3.2 hereof.

"Contract" shall mean any of the agreements, contracts, instruments or commitments to which Suo’ang New Energy is a party, all as identified or listed on Schedule 1.1(a).

"Encumbrance" shall mean any lien, pledge, option, adverse claim, charge, easement, security interest, right-of-way or encumbrance.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Governmental Entity" shall mean any governmental entity, department, commission, board, agency or instrumentality, whether national, federal, provincial, state or local, and whether domestic or foreign.

“Indemnified Liabilities” has the meaning ascribed in Section 8.3 hereof.

"Leases" shall mean all of the leases to which Suo’ang New Energy is a party, which are listed on Schedule 1.1(b) attached hereto, which schedule indicates with respect to each Lease listed thereon the term, annual rent, renewal options and, if applicable, the number of square feet leased.

"Licenses" shall mean all governmental or regulatory licenses or permits required to conduct the Business as presently conducted, which are identified or listed on Schedule 1.1(c) attached hereto.

"Material Adverse Effect" shall mean a material adverse effect upon the business, operations, properties, assets or condition (financial and otherwise) or projected cash flows of Suo’ang New Energy.

"Registered Capital" has the meaning ascribed in Recital A hereof.

"Representative" shall mean any officer, director, principal, attorney, agent, employee or other representative.

"SEC" shall mean the U.S. Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended.

“Shares” shall mean the 7,500,000 fully paid and non-assessable restricted shares of Sino Clean’s common stock, $0.001 par value, comprising the Stock Consideration.

"Sino Clean’s Common Stock" shall mean the common stock, par value $0.001 per share, of Sino Clean.

“Stock Consideration” shall mean the Shares, provided, however, that if Sino Clean shall at any time prior to the Closing Date (i) subdivide Sino Clean’s Common Stock, by split up or otherwise, or combine Sino Clean’s Common Stock, by reverse stock split or otherwise, or (ii) issue additional shares of Sino Clean’s Common Stock as a dividend with respect to any shares of Sino Clean’s Common Stock, the number of Shares issuable at Closing to Seller as Stock Consideration shall forthwith be proportionately increased in the case of a subdivision of stock or issuance of additional shares, or proportionately decreased in the case of a combination.

"Taxes" shall mean all taxes, charges, levies or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, use, transfer, capital gains, transfer gains, license, payroll, privilege, and franchise taxes, imposed by any Governmental Entity, and shall include any interest, penalties or additions to taxes attributable to any of the foregoing.

Article 2
Purchase and Sale of Stock

2.1. Sale of the Registered Capital. Subject to the terms of this Agreement, Seller hereby agrees to sell, transfer, assign, convey and deliver to Buyer, and Buyer hereby agrees to purchase and acquire from Seller, on the Closing Date, all right, title and interest of Seller, legal and/or equitable, in and to the Registered Capital.

2.2.  Purchase Price. The aggregate consideration (the “Purchase Price”) for the Registered Capital shall be the Stock Consideration.

2.3  Documentary Stamp Taxes. Buyer shall be responsible for any documentary stamp taxes, if any, on any other transfer, sales or other taxes imposed by reason of the transfer of the Registered Capital.

Article 3
Pre-Closing, Closing and Post Closing

3.1  Pre Closing.  During the period between the date of the Agreement and the Closing, Suo’ang New Energy will refrain from making any distributions or payments to Seller without the Buyer’s consent.

3.2.  Closing. The closing of the transactions contemplated herein (the "Closing") shall occur as soon as practicable after the fulfillment or waiver of all conditions to closing herein, unless the Parties otherwise agree in writing.  The Closing shall be held at 10:00 a.m. local time on the Closing Date at the law offices of Richardson & Patel LLP, 10900 Wilshire Boulevard, Suite 500, Los Angeles, California, 90024, U.S.A., unless the parties hereto otherwise mutually agree in writing to the contrary.

3.3.  Deliveries at Closing.  At Closing, Seller and Buyer shall conclude all matters and make all deliveries set forth in Article 7 hereof, unless the parties hereto otherwise mutually agree in writing to the contrary.

3.4.  Post Closing. From and after the Closing, each Party will provide the other Party with reasonable cooperation in connection with any and all matters that arise in connection with the Business of Suo’ang New Energy, including, without limitation, any litigation, tax matter, or governmental investigation.

Article 4
Representations and Warranties of Seller

Except as set forth on the Schedules to this Agreement, Seller hereby represents and warrants to Buyer that as of Closing:

4.1.  Execution. Seller has the capacity to enter into this Agreement, and this Agreement has been executed and delivered by Seller and is a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally, and, subject to the qualification that the availability of equitable remedies, is subject to the discretion of the court before which any proceeding therefor may be brought).

4.2.  The Registered Capital. The Registered Capital is owned of record and beneficially by Seller, duly authorized and validly issued, fully paid and nonassessable, and free and clear of all Encumbrances. There are no outstanding subscriptions, options, puts, calls, agreements, understandings, claims, or other commitments or rights of any type relating to the issuance, sale or transfer by Seller of any equity or other ownership interests of Seller; and Seller has no obligation of any kind to sell or pay for any additional equity or other ownership interests.  The sale and transfer of the Registered Capital by Seller has been made in full compliance with all applicable national and provincial laws.

4.3.  No Conflict or Violation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in a violation of, or a conflict with, any provision of the organizational documents of Suo’ang New Energy, (b) constitute a material violation by Seller of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award applicable to the Business or Seller, or (c) create an imposition of any encumbrance, restriction or charge on the Business, Suo’ang New Energy, or on any of its assets.

4.4.  Consents and Approvals. Except as set forth herein and on Schedule 4.4, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity, or any other person or entity, is required to be made or obtained by Suo’ang New Energy or Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

4.5.  No Pending or Threatened Actions. Except as set forth on Schedule 4.5, there is no action, suit, investigation, or other proceeding, or governmental investigation, audit, or inquiry, pending, or to Seller’s knowledge, threatened, whether formal or informal, civil, criminal, administrative, or investigative, and whether at law, in equity, or before any governmental agency, to include, without limitation, any bankruptcy proceeding or creditor’s reorganization or similar proceeding, pending, or to Seller’s knowledge, threatened, against Seller, or any of the property of Seller, including the Registered Capital.

4.6.  No Other Agreements to Sell the Registered Capital. Except as disclosed in Schedule 4.6, Seller has no legal obligation, absolute or contingent, to any person or entity, other than to Buyer, to sell the Registered Capital, or to enter into any agreement with respect thereto.

4.7.  Material Misstatements or Omissions. No representations or warranties by Seller in this Agreement nor any document, exhibit, certificate or schedule furnished to Buyer in connection herewith or pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements or facts contained therein not misleading.  Copies of all documents furnished to Buyer hereunder are true and complete copies of the originals thereof in all material respects.

4.8  Officers, Directors and Employees and Post Closing Arrangements.  Except as set forth in Schedule 4.8, Seller has no agreement or understanding with any equity owner, employee or Representative of Suo’ang New Energy which would influence any such person not to become associated with Buyer from and after the Closing, or from serving Suo’ang New Energy after the Closing in a capacity similar to the capacity presently held. Seller knows of no employee or Representative of Suo’ang New Energy who intends to terminate his or her employment with Suo’ang New Energy prior to or following the Closing.

4.9  Client and Vendor Relationships.  Seller shall use its best efforts to maintain the goodwill and reputation associated with Suo’ang New Energy, and to keep Suo’ang New Energy’s personnel, suppliers, vendors, Representatives and client relationships intact.

4.10  Status of Seller. Seller hereby represents and warrants as follows:

(a) Non-U.S. Person Under Regulation S. Seller:

(i) is not a “U.S. person” as defined by Rule 902 of Regulation S promulgated under the Securities Act (the definition of which includes, but is not limited to, an individual resident in the U.S. and an estate or trust of which any executor or administrator or trust, respectively is a U.S. Person), was not organized under the laws of any U.S. jurisdiction, and was not formed for the purpose of investing in securities not registered under the Securities Act;

(ii) at the time of Closing, Seller was located outside the United States;

(iii) no offer of the Shares was made to Seller within the United States;

(iv) Seller is either (a) acquiring the Shares for his own account for investment purposes and not with a view towards distribution, or (b) acting as agent for a principal that has signed this Agreement or has delivered representations and warranties substantially similar to this Section 4.10(a);

(v) understands that none of the Shares have been or will be registered under the Securities Act, or under any state securities or “blue sky” laws of any state of the United States, and all subsequent offers and sales of the Shares by Seller will be made outside the United States in compliance with Rule 903 of Rule 904 of Regulation S, pursuant to registration of the Shares under the Securities Act, or pursuant to an exemption from such registration

(vi)  Seller will not resell the Shares to U.S. Persons or within the United States until after the end of the six-month period commencing on the date of Closing (the “Restricted Period”);

(vii) Seller shall not and hereby agrees not to enter into any short sales with respect to the common stock of Sino Clean at any time after the execution of this Agreement by Seller and prior to the expiration of the Restricted Period;

(viii)  Seller understands that the Shares are being offered and sold to it in reliance on specific provisions of federal and state securities laws and that the Parties are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understanding of Seller set forth herein in order to determine the applicability of such provisions. Accordingly, Seller agrees to notify Sino Clean of any events which would cause the representations and warranties of Seller to be untrue or breached at any time after the execution of this Agreement by Seller and prior to the expiration of the Restricted Period;

(ix) in the event of resale of the Shares to non-U.S. Persons outside of the U.S. during the Restricted Period, Seller shall provide a written confirmation or other written notice to any distributor, dealer, or person receiving a selling concession, fee, or other remuneration in respect of the Shares stating that such purchaser is subject to the same restrictions on offers and sales that apply to the undersigned, and shall require that any such purchase shall provide such written confirmation or other notice upon resale during the Restricted Period;

(x)  Seller has not engaged, nor is it aware that any party has engaged, and it will not engage or cause any third party to engage in any “directed selling” efforts (as such term is defined in Regulation S) in the United States with respect to the Shares;

(xi)  Seller is not a “distributor” as such term is defined in Regulation S, and it is not a “dealer” as such term is defined in the Securities Act;

(xii) Seller has not taken any action that would cause any of the parties to this Agreement to be subject to any claim for commission or other forms of remuneration by any broker, finder, or other person; and

(xiii)  Seller hereby represents that it has observed and fully satisfied the laws of the jurisdiction in which it is located or domiciled, in connection with the acquisition of the Shares or this Agreement, including (i) the legal requirements of Seller’s jurisdiction for the acquisition of the Shares, (ii) any foreign exchange restrictions applicable to such acquisition, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, which may be relevant to the acquisition, holding, redemption, sale, or transfer of the Shares; and further, Seller agrees to continue to comply with such laws as long as it shall hold the Shares.

(b) Access to Books, Records and Other Buyer Information. Buyer’s books and records were available to Seller upon reasonable notice for inspection, subject to certain confidentiality restrictions, during reasonable business hours at Buyer’s principal place of business and that all documents, records and books in connection with the acquisition of the Shares under the Agreement have been made available for inspection by Buyer, and Seller and/or Seller’s Representatives have had a reasonable opportunity to ask questions of and receive answers from Buyer in connection with the acquisition of the Shares under the Agreement, and to obtain additional information, to the extent possessed or obtainable by Buyer without unreasonable effort or expense.

(c) Consultations. Seller has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and, with respect to applicable resale restrictions, is solely responsible (and Buyer is not in any way responsible) for compliance with applicable resale restrictions.

(d) Investment Risk. Seller is able to fend for itself in connection with the acquisition of the Shares, has such knowledge and experience in business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares, and is able to bear the economic risk of acquiring the Shares pursuant to the terms of this Agreement, including a complete loss of Seller’s investment in the Shares.

(e) Transfer restrictions. Seller acknowledges and agrees that Buyer shall refuse to register any transfer of Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration under the Securities Act.

(f) Restrictive Legends. Seller acknowledges that the certificate(s) representing the Shares shall each conspicuously set forth on the face or back thereof a legend in substantially the following form:

REGULATION S LEGEND:

“THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

Article 5
Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller that as of Closing:

5.1.	Organization of Buyer.

(a) Sino Clean is duly organized validly existing and in good standing under the laws of the State of Nevada, has full corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets.

(b) Hangson is duly organized validly existing and in good standing under the laws of the British Virgin Islands, has full corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets.

5.2.  Authorization.

(a) Sino Clean has all necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.  This Agreement has been duly executed and delivered by Sino Clean and is a legal, valid and binding obligation of Sino Clean enforceable against Sino Clean in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally).

(b) Hangson has all necessary corporate power and authority and has taken all corporate action necessary to enter into this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.  This Agreement has been duly executed and delivered by Hangson and is a legal, valid and binding obligation of Hangson enforceable against Hangson in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally).

5.3.  No Conflict or Violation.

(a) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in (i) a violation of or a conflict with any provision of the Articles of Incorporation or Bylaws of Sino Clean, (ii) a breach of, or a default under, any term or provision of any contract, agreement, indebtedness, Lease, Encumbrance, commitment, license, franchise permit, authorization or concession to which Sino Clean is a party or by which Sino Clean or any of its assets are bound, (iii) a violation by Sino Clean of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award applicable to Sino Clean including, but not limited to the Securities Act, or (iv) an imposition of any Encumbrance, restriction or charge on the business of Sino Clean or on any of its assets.

(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in (i) a violation of or a conflict with any provision of the Memorandum or Articles of Association of Hangson, (ii) a breach of, or a default under, any term or provision of any contract, agreement, indebtedness, Lease, Encumbrance, commitment, license, franchise permit, authorization or concession to which Hangson is a party or by which Hangson or any of its assets are bound, (iii) a violation by Hangson of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award applicable to Hangson, or (iv) an imposition of any Encumbrance, restriction or charge on the business of Hangson or on any of its assets.

5.4.  Consents and Approvals.

(a) Except as set forth herein and in Schedule 5.4 attached hereto, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity, or any other person is required to be made or obtained by Sino Clean in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

(b) Except as set forth herein and in Schedule 5.4 attached hereto, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity, or any other person is required to be made or obtained by Hangson in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

5.5.  Compliance with Law. To Buyer's knowledge, Buyer and the conduct of its business are in material compliance with all applicable material laws, statutes, ordinances and regulations, whether federal, national, state, provincial or local and whether foreign or domestic, except where the failure to comply would not have a material adverse effect on the business or financial condition of Buyer and its subsidiaries, taken as a whole. Buyer has not received any written notice to the effect that, or otherwise been advised that, it is not in compliance with any of such statutes, regulations, orders, ordinances or other laws where the failure to comply would have a material adverse effect an the business or financial condition of Buyer and its subsidiaries, taken as a whole.

5.6.  Compliance with Reporting.  As of the Closing Date, Sino Clean shall be current in, and in compliance with all requirements of, all filings required to be tendered to the SEC pursuant to the Securities Act and the Exchange Act.  Said filings shall contain all of the information required pursuant to the Exchange Act and, to the best knowledge of Buyer, will not fail to state any material facts which were required to be so stated.  Buyer shall be responsible for all Securities Act and Exchange Act filings, together with the costs associated therewith, as a consequence of this transaction.

5.7.  Buyer Acknowledgments. Buyer, acting through its own management personnel, counsel, and accountants has been given the opportunity to inspect and examine the books, documents, records, Contracts, Leases, Licenses, permits, purchase agreements and other agreements, business arrangements and commitments including but not limited to those described in the Schedules and Exhibits attached hereto (collectively the “Records”) of Seller for purpose of determining the acceptability to Buyer of Seller's titles to the Registered Capital.

5.8.  Material Misstatements or Omissions. No representations or warranties by Buyer in this Agreement nor any document, exhibit, certificate or schedule furnished to Seller pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary to make the statements or facts contained therein not misleading.  Copies of all documents furnished to Seller hereunder are true and complete copies of the originals thereof in all material respects.

Article 6
Additional Covenants of Seller and Buyer

Seller, on the one hand, and Buyer, on the other hand, covenant with each other as follows:

6.1.  Consents and Best Efforts. Within five (5) business days after the execution of this Agreement, Seller and Buyer will commence all commercially reasonable action required hereunder, and Seller will cooperate with Buyer as is necessary, to obtain all applicable consents, approvals and agreements of, and to give all notices and make all filings with, any third parties as may be necessary to authorize, approve or permit the full and complete sale, conveyance, assignment or transfer of the Registered Capital and the Stock Consideration.  In addition, subject to the terms and conditions herein provided, each of the parties hereto covenants and agrees to use its best efforts to take or cause to be taken all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby.

6.2.  Notification of Certain Matters. Seller shall give prompt notice to Buyer, and Buyer shall give prompt notice to Seller, of (i) the occurrence, or failure to occur, of any event which occurrence or failure that would be likely to cause any of its representations or warranties made in, or pursuant to, this Agreement to be untrue or inaccurate in any material respect, and (ii) any material failure of Seller or Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Each party shall use all reasonable commercial efforts to remedy any material failure on its part to comply with or be satisfied by it hereunder.

6.3  Brokers. Buyer and Seller have had no dealings with any broker or finder in connection with this Agreement or the transactions contemplated hereby and no broker, finder or other person is entitled to receive any broker's commission or finder's fee or similar compensation in connection with any such transaction.  Each of the Parties agrees to defend, indemnify and hold harmless, in the manner herein provided, the other from, against, for and in respect of any and all claims, suits, expenses, attorneys fees, costs or other losses sustained by the other as a result of any liability or obligation to any broker or finder on the basis of any arrangement, agreement or acts made by or on behalf of such other Party with any person or persons whatsoever.

6.4.  Payments. Neither party hereto has, directly or indirectly knowingly paid or delivered any fee, commission or other sum of money or item or property, however characterized, to any finder, agent, government official or other party, in the United States or any other country, which is in any manner related to the business or operations of either party’s business, and which such party knows or has reason to believe to have been illegal under any federal, national, state, provincial or local laws of the United States or any other country having jurisdiction.

6.5.  Notices of Certain Events.  Prior to the Closing, Seller shall promptly notify Buyer of:

(a) Any notice or other communication from any person or entity alleging that the consent of such person or entity is or may be required in connection with the transactions contemplated by this Agreement;

(b) Any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(c) Any actions commenced, or to the knowledge of Seller threatened against, relating to, involving, or otherwise affecting Seller or any of their property, or any disputes, conflicts or circumstances providing the basis for any dispute or conflict, which, if in existence on the date of this Agreement would have been required to have been disclosed by Seller to Buyer pursuant this Agreement or which relate directly or indirectly to the consummation of the transactions contemplated by this Agreement.

6.6.  Exclusivity.  Unless and until this Agreement has been terminated in accordance with Section 10 below, neither Seller nor its respective Representatives, agents or employees, will solicit or accept offers from, provide information or assistance to, or negotiate or enter into any agreement or understanding (written or oral) with, any other person or entity regarding (i) the sale or other disposition of, or the granting of any security interest, lien or encumbrance on, any of the Registered Capital; or (ii) any other transaction, except as otherwise provided hereunder, which would cause or result in any change, other than of an immaterial nature, in or adversely affect the Businesses of Suo’ang New Energy or otherwise interfere with the consummation of the transactions contemplated herein.

Article 7
Closing Documents

7.1.  Buyer’s Deliveries. On or prior to the Closing Date, Buyer shall deliver the following to Seller:

(a) Certificate(s) representing the Shares registered in the name of Seller;

(b) A duly executed copy of resolutions unanimously adopted by the board of directors of Sino Clean and of Hangson approving the execution and delivery of this Agreement to Seller and the consummation of the transactions contemplated hereby, in such form as may be reasonably acceptable to Seller's counsel;

(c) An opinion of counsel to Buyer, addressed to Seller as to the corporate organization and good standing of Buyer, non-contravention, the due authorization of the transactions contemplated hereby and the enforceability of this Agreement; and

(d) Such other documents that Seller may reasonably deem necessary or appropriate in order to consummate the transaction contemplated herein.

7.2.  Seller’s Deliveries. On or prior to the Closing Date, Seller shall deliver the following documents to Buyer:

(a) All documents, including but not limited to all written People’s Republic of China (“PRC”) government approval documents required for transfers of registered capital in the PRC, that evidence Seller’s full, complete and valid transfer of the Registered Capital to Hangson;

(b) An opinion of counsel to the Seller, addressed to Buyer, reasonably acceptable to Buyer, as to the due authorization of the transactions contemplated hereby, non-contravention, the legality of the transactions contemplated hereby under the laws of the PRC and the enforceability of this Agreement; and

(c) Such other documents that Buyer may reasonably deem necessary or appropriate in order to consummate the transaction contemplated herein.

Article 8
Actions by Seller and Buyer After Closing

8.1.  Books and Records. Each Party agrees that it will cooperate with, and make available to, the other party, upon reasonable written notice of inspection and during normal hours, all books and records, and information retained and remaining in existence after the Closing Date which are necessary or useful in connection with any Tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees’ access for any reasonable business purpose.  The Party requesting any such books and records or information shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys' fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing access to such books and records or information.  Buyer may require certain financial information relating to Seller for periods after the Closing Date for the purpose of filing national, provincial, local and foreign Tax Returns and other governmental reports, and Seller agrees to furnish such information to Buyer at Buyer's reasonable request.

8.2.  Survival of Representations, and Warranties. All representations and warranties contained herein or in any certification or instrument delivered pursuant to this Agreement or the transactions contemplated hereby shall survive for a period of two (2) year from the execution and delivery hereof and the consummation of the transactions contemplated hereby.

8.3.  Indemnification. Buyer and Seller each agree to indemnify and hold the other harmless from and against all claims, damage, losses, liabilities, costs and expenses, including, without limitation, settlement costs and any legal, accounting or other expenses for investigating or defending any actions or threatened actions (the “Indemnified Liabilities”) incurred by the other in connection with:

(a) Any material breach of any representation or warranty made in this Agreement by the Party against whom indemnification is sought; or

(b) Any material misrepresentation contained in any statement, certificate, exhibit or schedule to this Agreement furnished by the Party against whom indemnification is sought; or

(c) Any material breach of or failure to perform any covenant, agreement or obligation contained in this Agreement or in any related documents or other certification or instrument contemplated hereby.

8.3.1  Claims for Indemnification. Whenever any claim shall arise for indemnification hereunder (a “Claim”), the Party seeking indemnification (the "Indemnified Party") shall promptly notify each Party from whom indemnification is sought (the "Indemnifying Party") of the Claim and, when known, the facts constituting the basis for the Claim.  In the event of any such claim for indemnification results from or is in connection with any Claim or legal proceedings by a third party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount, of the liability arising therefrom.  The Indemnified Party shall not settle or compromise any Claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed, unless suit shall have been instituted against the Indemnified Party and the Indemnifying Party shall not have taken control of such suit after notification thereof, as provided in Section 8.3.2 of this Agreement.

8.3.2  Defense of Claims. If a Claim results from, or arises out of, any claim or legal proceeding by a person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense, may, upon written notice to the Indemnified Party, assume the defense of any such Claim or legal proceeding, with counsel reasonably satisfactory to the Indemnified Party.  The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense.  If the Indemnifying Party does not assume the defense of any such Claim or litigation resulting therefrom within ten calendar (10) days after notice of such Claim is given to the Indemnified Party, then, (i) the Indemnified Party may defend against such Claim or litigation in such manner as it may deem appropriate, including, but not limited to, settling such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and (ii) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense.  If the Indemnifying Party thereafter seeks to question, defend against or limit liability as a result of the manner in which the Indemnified Party defended such third party Claim or litigation, or the amount or nature of any such settlement, the Indemnifying Party shall have the burden to prove by a preponderance of the evidence that the Indemnified Party did not defend or settle such third party Claim or litigation, in a reasonably prudent manner.

8.3.3  Payment. Upon judgment, determination, settlement or compromise of any third party Claim (a “Determination”) in a manner provided for by Section 8.3.2, the Indemnifying Party shall promptly pay on behalf of the Indemnified Party or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by such Determination with respect thereto, unless in the case of a judgment an appeal is made from the judgment.  If the Indemnifying party desires to appeal from an adverse judgment, then the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal.  Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the third party who made such third party Claim.

8.4.  Further Assurances. Both at and after Closing, each Party shall prepare, execute and deliver, at the other's direction and expense, such further instruments of conveyance, sale, assignment or transfer and such other documents, and shall take or cause to be taken such other or further action, as the Party shall reasonably request at any time or from time to time in order to perfect, confirm and evidence Hangson’s title to all or any part of the Registered Capital and/or to perfect Seller's right to, and receipt of, the Shares, or to consummate, in any other manner the terms and provisions of this Agreement.

8.5.  No Prohibited Assignment: Best Efforts. This Agreement shall not constitute an agreement to assign any claim, contract, license, lease, commitment, sales order or purchase order if any attempted assignment of the same without the consent of the other Parties thereto would constitute a breach thereof or in any way affect the rights of the Parties thereunder and such consent has not been obtained.  If such consent is not obtained or if any attempted assignment would be ineffective or would affect a Party rights thereunder so that such Party would not in fact receive all such rights, then, the other Party shall use its best efforts to cause the affected Party to be placed in the same economic position as if such consent or assignment had been effected.  In doing so, the other Party shall thereafter not be in breach of its related representations and warranties under this Agreement.

Article 9
Other Conditions to Obligations of Buyer and Seller

9.1.  Conditions to Obligations of Buyer.  The obligation of Buyer to consummate the acquisition and the other transactions contemplated by this Agreement shall be subject to the fulfillment of all of the following conditions, unless waived by Buyer in writing or through closing this transaction:

(a) The representations and warranties of Seller set forth in this Agreement and not qualified as to materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made at and as of the Closing. The representations and warranties of Seller set forth in this Agreement and qualified as to materiality shall be true and correct as of the date of this Agreement and as of the Closing as though made at and as of the Closing.

(b) Seller shall have performed and observed in all material respects all obligations and conditions to be performed or observed by Seller under this Agreement.

(c) Seller shall have received such third party consents and approvals required because of this Agreement or the transactions contemplated by this Agreement as defined by Section 4.4 and Schedule 4.4.

(d) No action, suit or proceeding shall be pending or threatened before any court, arbitrator or other body or administrative agency of any national, provincial, local or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent consummation of any of the transactions contemplated by this Agreement (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

(e) All proceedings taken or required to be taken by Seller in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto shall be satisfactory in form and substance to Buyer and its counsel.

(f) Seller shall have delivered to Buyer all of the documents and other things set forth in Section 7.2 hereof.

(g) Seller hereby agrees and acknowledges that upon Closing, Seller’s execution of this Agreement shall be deemed Seller’s waiver of any and all rights under the Registered Capital to any distributions and/or payments from Suo’ang New Energy beginning January 1, 2008.

9.2.  Conditions to Obligations of Seller. The obligation of Seller to consummate the acquisition and the other transactions contemplated by this Agreement shall be subject to the fulfillment of all of the following conditions unless waived by Seller in writing or through closing this transaction:

(a)  The representations and warranties of Buyer set forth in this Agreement and not qualified as to materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made at and as of the Closing. The representations and warranties of Buyer set forth in this Agreement and qualified as to materiality shall be true and correct as of the date of this Agreement and as of the Closing as though made at and as of the Closing.

(b) Buyer shall have performed and observed in all material respects all obligations and conditions to be performed or observed by Buyer under this Agreement.

(c) Buyer shall have received such third-party consents and approvals, including but not limited to all PRC government approvals, that are required because of this Agreement or the transactions contemplated by this Agreement as defined by Section 5.4, Schedule 5.4(a) and Schedule 5.4(b).

(d) No action, suit or proceeding shall be pending or threatened before any court, arbitrator or other body or administrative agency of any national, provincial, local or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling or charge would prevent consummation of any of the transactions contemplated by this Agreement (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

(e) All corporate and other proceedings taken or required to be taken by Buyer in connection with the transactions contemplated hereby to be consummated at or prior to the Closing and all documents incident thereto shall be satisfactory in form and substance to Seller and its counsel.

(g) Buyer shall have delivered to Seller all of the documents and other things set forth in Section 7.1 hereof.

Article 10
Termination

10.1.  This Agreement may be terminated as provided below:

(a) Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing: (i) by reason of the failure of the fulfillment of any condition under Section 9.1 by Seller, or (ii) if the Closing shall not have occurred on or before July 15, 2008; and

(c) Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing: (i) by reason of the failure of fulfillment of any condition under Section 9.2 by Buyer, or (ii) if the Closing shall not have occurred on or before July 15, 2008.

10.2.  Notwithstanding anything in this Section 10 to the contrary, no Party may terminate this Agreement if the circumstances giving rise to such Party’s right to terminate results primarily from such Party itself breaching any representation, warranty, or covenant contained in this Agreement.  In addition, each Party acknowledges that a failure by a Party to complete the transaction contemplated by this Agreement will cause irreparable and continuing damage to the other Party, and that actual damages for any such failure are not ascertainable and would otherwise be inadequate and that the other Party will therefore have no adequate remedy at law.  Consequently, each Party agrees that ~~t~~he other Party, its affiliates, successors and assigns, shall be entitled to specific performance of any of the provisions of this Agreement.

Article 11
Miscellaneous

11.1.  Notices. All notices and other communications required or permitted under this Agreement shall be deemed to have been duly given if made in writing and if served either by personal delivery to the party for whom intended or by being deposited, delivery charges prepaid, with a reputable international courier service bearing the address shown in this Agreement for, or such other address as may be designated in writing hereafter by, such Party.

If to Buyer:

Sino Clean Energy Inc.
Room 2205, Suite A, Zhengxin Building
No. 5, Gaoxin 1st Road
Gao Xin District, Xi’an
Shaanxi Province, PRC
Attn: Mr. Baowen Ren
Tel: (029) 8406 7376
Fax: (029) 8406 7375

Hangson Limited
Room 2205, Suite A, Zhengxin Building
No. 5, Gaoxin 1st Road
Gao Xin District, Xi’an
Shaanxi Province, PRC
Attn: Mr. Baowen Ren
Tel: (029) 8406 7376
Fax: (029) 8406 7375

If to Seller:

Peng Zhou
Room 2205, Suite A, Zhengxin Building
No. 5, Gaoxin 1st Road
Gao Xin District, Xi’an
Shaanxi Province, PRC
Tel: (029) 8406 7376
Fax: (029) 8406 7375

11.2.  Entire Agreement. This Agreement, together with the schedules, exhibits and certificates annexed hereto, merges and supersedes all prior and contemporaneous understandings, oral or written, of the Parties hereto and sets forth the entire understanding of the Parties with respect to the subject matter hereof.  Unless expressly provided for to the contrary under this Agreement, no term or condition of this Agreement may be waived or modified, in whole or in part, except by a writing signed by each of the Parties hereto.  No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance.

11.3.  Binding Effect and Assignments. This Agreement shall be binding upon, enforceable against and inure to the benefit of, the Parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person.  This Agreement may not be assigned by either Party except with the prior written consent of the other Party.

11.4.  Captions.  The article and section headings of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement in construing or interpreting any provision thereof.

11.5.  Expenses of Transaction.  Except as otherwise stated herein, each of the Parties hereto shall bear and pay, without any right of reimbursement from any other Party, all costs, expenses and fees incurred by it on its behalf incident to this transaction and the performance of such Party's obligations hereunder, whether or not the transactions contemplated by this Agreement are consummated, including, without limitation, any broker's or finder's fees, costs incident to the transfer of any securities and the fees and disbursements of counsel, accountants and consultants (including investment banking firms/advisors) employed by such Party.

11.6.  Counterparts. This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

11.7.  Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, Seller and Buyer hereby agree that such court shall have jurisdiction to reform such provision so that it is enforceable to the maximum extent permitted by law, and the parties agree to abide by such court's determination.  In the event that any provision of this Agreement cannot be reformed, such provision shall be deemed to be severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable, and every other provision of this Agreement shall remain in full force and effect.

11.8.  Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by and enforced in accordance with the internal laws, and not the law of conflicts, of the state of Nevada applicable to all agreements made and to be performed in such state. The parties hereto agree that all actions and proceedings relating directly or indirectly hereto shall be litigated in any state court or federal court of competent jurisdiction located in Clark County, Nevada and the parties hereto expressly consent to the jurisdiction of any such courts and to venue therein.  In the event of any litigation arising out of a breach of this Agreement, the prevailing party shall be entitled to reasonable attorneys fees and court costs at the trial and appellate levels.

11.9.  Remedies. The remedies hereunder shall be cumulative and not alternatives; the election of one remedy for a breach shall not preclude pursuit of other remedies.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Securities Purchase Agreement as of the date first written above.

SELLER:

PENG ZHOU

/s/ Peng Zhou
Peng Zhou

BUYER:

SINO CLEAN ENERGY INC.

By:	/s/ Baowen Ren
Baowen Ren
Chief Executive Officer, President

HANGSON LIMITED

By:	/s/ Baowen Ren
Baowen Ren
Sole Director

ACKNOWLEDGED:

SHAANXI SUO’ANG NEW ENERGY ENTERPRISE COMPANY LIMITED

By:	/s/ Baowen Ren
Baowen Ren
Chairman

SCHEDULE 1.1(a)
Contracts

SCHEDULE 1.1(b)
Leases

SCHEDULE 1.1(c)
Licenses

SCHEDULE 4.4
Consents and Approvals for Seller

SCHEDULE 4.5
Pending or Threatened Actions

SCHEDULE 4.6
Other Agreements to Sell the Registered Capital

SCHEDULE 4.8
Officers, Directors and Employees and Post Closing Arrangements

SCHEDULE 5.4(a)
Consents and Approvals for Sino Clean

SCHEDULE 5.4(b)
Consents and Approvals for Hangson